As filed with the Securities and Exchange Commission on December 22, 2010

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of:

PowerShares Exchange-Traded Fund Trust,

PowerShares Exchange-Traded Fund Trust II,

PowerShares Actively Managed Exchange-Traded Fund Trust

and

Invesco PowerShares Capital Management LLC

File No. 812-13820

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR EXEMPTIONS FROM SECTIONS
12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING
CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT

Please send all communications, notices and orders to:

Stuart M. Strauss

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

With a copy to:

Andrew Schlossberg

PowerShares Exchange-Traded Fund Trust

PowerShares Exchange-Traded Fund Trust II

PowerShares Actively Managed Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, Illinois 60187

John M. Zerr

11 Greenway Plaza

Houston, Texas  77046
(312) 609-5005

Anna Paglia

PowerShares Exchange-Traded Fund Trust

PowerShares Exchange-Traded Fund Trust II

PowerShares Actively Managed Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, Illinois 60187

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of:	)
)
PowerShares Exchange-Traded Fund Trust PowerShares Exchange-Traded Fund Trust II PowerShares Actively Managed Exchange- Traded Fund Trust Invesco PowerShares Capital Management LLC	) ) ) ) ) ) ) )

FIRST AMENDED AND RESTATED APPLICATION
FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE
INVESTMENT COMPANY ACT OF 1940 FOR
EXEMPTIONS FROM SECTIONS 12(d)(1)(A),
12(d)(1)(B) and 12(d)(1)(C) OF THE ACT AND
SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING
CERTAIN TRANSACTIONS FROM SECTION 17(a) OF
THE ACT

I.             INTRODUCTION

PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II and PowerShares Actively Managed Exchange-Traded Fund Trust (each a “Trust”) and Invesco PowerShares Capital Management LLC (the “Adviser” and, together with the Trusts, “Applicants”)(1) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) as described below.  Applicants request that the order also extend to any future series of the Trust, and any other existing or future registered open-end management investment companies and any series thereof that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “Act”), as the Trust or are, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trust, the “Funds”).

Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the Act to the extent necessary to permit: (1) a Fund (each a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered management investment companies, including closed-end investment companies (the “Unaffiliated Investment Companies”), and unit investment trusts (“UITs”) that are not part of the “same group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds of Funds (the “Unaffiliated Trusts,” and together with

(1)    All references herein to the term “Adviser” include successors-in-interest to the Adviser, including, but not limited to, any registered investment adviser that assumes substantially all of the assets of an Adviser.

the Unaffiliated Investment Companies, the “Unaffiliated Funds”); (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (“Broker”) to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire (a) shares of other Funds in the “same group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds of Funds and (b) shares of closed-end investment companies advised by the Adviser or another investment adviser controlled by, controlling or under common control with the Adviser (the “Affiliated Funds,” together with the Unaffiliated Funds, the “Underlying Funds”); and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of such Affiliated Funds to the Funds of Funds.  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) exempting the transactions in (1) through (4) above from Section 17(a) to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as described in this application. Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices.  In addition to investing in Underlying Funds, each Fund of Funds may invest in other securities and financial instruments that are not issued by registered investment companies and that are consistent with its investment objective and restrictions (“Other Investments”).

The Trusts are the only registered investment companies that currently intend to rely on the requested order.  Any other entity that relies on the order in the future will comply with the terms and conditions set forth herein.

II.            THE APPLICANTS

A.            The Trusts

Each Trust was organized as a Massachusetts business trust or Delaware statutory trust, as applicable, and is registered under the 1940 Act.  The Trusts have multiple series and have received exemptive relief to offer series that sell their shares on a national securities exchange at negotiated prices (“ETFs”).(2)

(2)    In the Matter of PowerShares Exchange-Traded Fund Trust and PowerShares Capital Management LLC, Inv. Co. Act Rel. No. 25985 (Mar. 28, 2003) (order) and Inv. Co. Act Rel. No. 25961 (Mar. 4, 2003) (notice).  Accordingly, the Fund issues and redeems shares at net asset value only in large blocks of shares.  Individual shares can be purchased in the secondary market on a major U.S. exchange.

B.            The Adviser

The Adviser is a registered adviser under the Investment Advisers Act of 1940 with its principal executive offices at 301 West Roosevelt Road, Wheaton, Illinois 60187.  The Adviser is a direct, wholly-owned subsidiary of Invesco Ltd. (“Invesco”).

III.          INVESTMENT STRATEGIES OF THE FUNDS

Each Fund is structured as an ETF that either seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of an underlying index (each, an “Underlying Index”) or invests in securities included in its investment universe.  Certain Funds are structured as “funds of funds,” as they invest a portion or all of their assets in the securities of investment companies.  Because certain Funds invest in the shares of the Underlying Funds, they are subject to the limitations of Section 12(d)(1) of the 1940 Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies.

Historically, the Funds have not been limited in their ability to purchase Underlying Funds in compliance with the limitations of Section 12(d)(1).  Those Funds which invest in Underlying Funds in excess of the limitations specified in Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act generally have been able to rely on Section 12(d)(1)(F) for purposes of investing in unaffiliated Underlying Funds and on Section 12(d)(1)(G) for purposes of investing in affiliated Underlying Funds.  As the number of Funds has grown, however, and because each Fund must aggregate its holdings with those of affiliated persons of the Fund for purposes of compliance with Section 12(d)(1)(F)(i) (which limits aggregate holdings to not more than three percent of an Underlying Fund’s outstanding stock), compliance with Section 12(d)(1) has become more difficult.  For example, the PowerShares CEF Income Composite Portfolio (the “Portfolio”) seeks to track an index of closed-end investment companies.  Prior to June 1, 2010, the Portfolio was able to fully replicate its Underlying Index (the “CEF Index”).  On June 1, 2010, however, Invesco acquired Van Kampen Funds, Inc. (“Van Kampen”), which sponsors a number of unit investment trusts (the “Van Kampen UITs”) that hold shares of closed-end funds, a number of which are included in the CEF Index.  Applicants assume (without necessarily conceding) that for purposes of compliance with the three percent limitation of Section 12(d)(1)(F)(i), the Van Kampen UITs are affiliated persons of the Funds.  As a result of the Van Kampen UIT closed-end fund holdings, there are now a number of closed-end funds within the CEF Index that the Portfolio is restricted from purchasing because the aggregate holdings of the Portfolio and affiliated persons of the Portfolio would exceed three percent of the outstanding stock of the applicable Underlying Fund.  As a consequence, the Portfolio is now unable to fully replicate the CEF Index and, instead, the Portfolio must utilize less precise sampling techniques.

The restrictions of Section 12(d)(1), coupled with the increasing difficulty in complying with Section 12(d)(1)(F) due to growth in the number of Funds, could similarly adversely effect the ability of other Funds to fully replicate their benchmark indices or otherwise inhibit the ability of a Fund to engage in investment strategies consistent with the Fund’s objective.  In view of the foregoing, Applicants are seeking exemptive relief from Section 12(d)(1) as specified herein.

IV.          APPLICABLE LAW AND LEGAL ANALYSIS

A.            Section 12(d)(1)

(1)           Explanation of Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.  Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•         duplicative costs;

•         the exercise of undue influence or control over the underlying funds; and

•         the complexity of such arrangements.(3)

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment

(3)    See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

company to another investment company if immediately after such sale: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) provides, in pertinent part, that “[i]t shall be unlawful for any investment company (the ‘acquiring company’) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.”

(2)           Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  Therefore, Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A), (B) and (C) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the Act; and (ii) the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act.

For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C). Accordingly, Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

(3)           No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds.  The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, since they are part of the same group of investment companies.  Each Unaffiliated Investment Company will operate independently as determined by its own board of directors or trustees and management. Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants submit that:

•      the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the “Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act, and

•      any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Sub-Adviser”) and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or the Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; provided, however, that with respect to a Fund’s investments in Underlying Funds which are closed-end investment companies, the Group, except for the Van Kampen UITs, will vote its shares in the same proportion as the vote of all other holders of shares of such closed-end investment company regardless of whether the 25 percent threshold is reached.  This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”).  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, prior to investing in Unaffiliated Funds, the board of directors or trustees (“Board”) of each Fund of Funds, including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), will adopt procedures reasonably designed to assure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.  Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser, or any person controlling, controlled by, or under common control with such investment adviser.

Additionally, no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Prior to an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will review these procedures periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Fund of Funds’ investment in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

The Unaffiliated Investment Company will also keep records concerning its purchases in Affiliated Underwritings.  Specifically, the Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further assure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the requested exemptive relief, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the “Participation Agreement”).  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.  An Unaffiliated Fund (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.(4)

(4)           No Excessive Layering of Fees

Based on the proposed structure, Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue.  Within the structure, the Underlying Funds may pay advisory fees to their adviser.  In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the

(4)    An Unaffiliated Fund (including an ETF) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

To assure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds’ advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or an affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to investments in a Fund of Funds, any service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in the Financial Industry Regulatory Authority (“FINRA”) Conduct Rule 2830.

(5)           Structure is not Overly Complex

The proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d) (1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

Additionally, the proposed arrangement will not confuse investors because the Funds of Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

B.            Section 17(a)

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.  An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).(5)  For example, because the Adviser serves as investment adviser to the Fund of Funds and to the Affiliated Fund, the Funds of Funds and the Affiliated Fund may be deemed to be under the common control of the Adviser and therefore affiliated persons of one another.  The Funds of Funds and the Underlying Funds may also be deemed to

(5)    Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e) of the Act.  The Participation Agreement also will include this acknowledgement.

be affiliated persons of one another if a Fund of Funds owned 5% or more of one or more of such Underlying Funds’ outstanding voting securities.

Section 17(b), however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) provides that: “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”

Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching.  The terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.(6)  Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.  The investment by a Fund of Funds in shares of the Underlying Funds and the issuance of shares of the Underlying Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds.

V.            PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies.  See Schwab Capital Trust, et al (“Schwab”) Investment Company Act Rel. No. 24067 (October 1, 1999) (Notice) and Investment Company Act Rel. No. 23113 (October 27, 1999) (Order) (the “Schwab Order”).  Schwab requested an exemption under Section

(6)    Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund. To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an Affiliated Person of the Fund of Funds in exchange for a basket of specified securities as described in the application for exemptive order upon which the ETF relies, Applicants also request relief from Section 17(a) of the Act for those transactions.

12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act to permit certain series of the Schwab trusts (“Schwab Trusts”) to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G) of the Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts. The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any Other Investments which are consistent with their investment objective(s).(7)

Applicants also note that substantially similar relief was granted in In the Matter of Van Eck Worldwide Insurance Trust, et al., IC Rel. No. 27849 (June 1, 2007) (Order) and IC Rel. No. 27820 (May 9, 2007) (Notice); Members Mutual Funds, et al., Investment Company Act Rel. No. 27598 (December 13, 2006) (Notice) and Investment Company Act Rel. No. 27657 (January 9, 2007) (Order); John Hancock Trust, et al., Investment Company Act Rel. No. 27848; (May 30, 2007) (Notice) and Investment Company Act Rel. No. 27873 (June 26, 2007) (Order); Northern Institutional Funds, et al., Investment Company Act Rel. No. 28119 (January 16, 2008) (Notice) and Investment Company Act Rel. No. 28149 (February 12, 2008) (Order); and Goldman Sachs Trust, et al., Investment Company Act Rel. No. 28347 (July 31, 2008) (Notice) and Investment Company Act Rel. No. 28366 (August 26, 2008) (Order).

Applicants’ requested relief differs from this precedent only in that Applicants seek an order that would allow the Trusts to invest in closed-end investment companies, in addition to open-end investment companies. The Commission has granted Section 12(d)(1) exemptive relief to funds of funds organized as unit investment trusts, which extends to investments in both open-end and closed-end funds.(8)  Prior orders issued to funds of funds organized as management companies, however, do not extend relief to funds of funds’ investments in closed-end funds.  Applicants do not see any policy reason to restrict Section 12(d)(1) exemptive relief to investments in open-end funds.  Indeed, Applicants believe that that Fund of Funds’ investments in closed-end funds raise fewer of the concerns designed to be addressed by Section 12(d) than do investments in open-end funds.  One of the principal

(7)    See also, MetLife Investors USA Insurance Company, et al., Inv. Co. Act Rel. No. 27059 (Sept 7, 2005) (order); Inv. Co. Act Rel. No. 27028 (Aug. 11, 2005) (notice).

(8)    See, e.g., In the Matter of First Trust Portfolios, L.P., et al., Inv. Co. Act Rel. No. 26297 (Dec. 17, 2003) (order) and Inv. Co. Act Rel. No. 26261 (Nov. 21, 2003) (notice); In the Matter of Matrix Capital Group, Inc., et al., Inv. Co. Act Rel. No. 26197 (Sept. 30, 2003) (order) and Inv. Co. Act Rel. No. 26173 (Sept. 4, 2003) (notice); In the Matter of Nuveen Investments, et al., Inv. Co. Act Rel. No. 24930 (April 6, 2001) (order) and Inv. Co. Act Rel. No. 24892 (Mar. 13, 2001) (notice); and In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, Inv. Co. Act Rel. No. 24566 (July 25, 2000) (order) and Inv. Co. Act Rel. No. 24548 (June 29, 2000) (notice).

concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large scale redemptions.  This concern is not applicable to Fund of Fund investments in closed-end funds because closed-end funds do not issue redeemable securities.  Rather, sales can only be effected through transactions in the secondary market.  Because these sales would not require the closed-end fund to alter its investments or deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of sales of shares.  With respect to the other concerns designed to be addressed by Section 12(d)(1), (i) layering of fees and expenses, (ii) largely illusory diversification benefits and (iii) unnecessary complexity, Applicants see no distinction between open-end funds and closed-end funds and believe that these concerns are appropriately addressed through the conditions specified in this application.

VI.          CONCLUSIONS

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B).

VII.         APPLICANT’S CONDITIONS

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

(1)           The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; provided, however, that with respect to a Fund’s investments in Underlying Funds which are closed-end investment companies, the Group, except for the Van Kampen UITs, will vote its shares in the same proportion as the vote of all other holders of shares of such closed-end investment company regardless of whether the 25 percent threshold is reached.  This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

(2)           No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

(3)           The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

(4)           Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

(5)           No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

(6)           The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will review these procedures periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

(7)           Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

(8)           Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

(9)           Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

(10)         The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the

Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

(11)         Any service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in FINRA Conduct Rule 2830.

(12)         No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies, for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

VIII.       PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this application have been taken and the persons signing and filing this application are authorized to so sign and file the same.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Applicants request that any questions regarding this application be directed to Stuart M. Strauss at Dechert LLP, 1095 Avenue of the Americas, New York, NY 10036.

IX.          REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

X.            NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

PowerShares Exchange-Traded Fund Trust

PowerShares Exchange-Traded Fund Trust II

PowerShares Actively Managed Exchange-Traded Fund Trust

Invesco PowerShares Capital Management LLC

301 West Roosevelt Road

Wheaton, Illinois 60187

All questions concerning this application should be directed to the persons listed on the cover page of this application.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:	/s/ Andrew Schlossberg
Andrew Schlossberg
President

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

By:	/s/ Benjamin Fulton
Benjamin Fulton
Managing Director

AUTHORIZATION

POWERSHARES EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the Act, Andrew Schlossberg, in his capacity as President of PowerShares Exchange-Traded Fund Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg	December 22, 2010
President

AUTHORIZATION

POWERSHARES EXCHANGE-TRADED FUND TRUST II

In accordance with Rule 0-2(c) under the Act, Andrew Schlossberg, in his capacity as President of PowerShares Exchange-Traded Fund Trust II (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg	December 22, 2010
President

AUTHORIZATION

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the Act, Andrew Schlossberg, in his capacity as President of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Andrew Schlossberg
Andrew Schlossberg	December 22, 2010
President

AUTHORIZATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

In accordance with Rule 0-2(c) under the 1940 Act, Benjamin Fulton states that all actions necessary to authorize the execution and filing of this application by Invesco PowerShares Capital Management LLC have been taken, and that as Managing Director thereof, he is authorized to execute and file the same on behalf of Invesco PowerShares Capital Management LLC.

/s/ Benjamin Fulton
Benjamin Fulton	December 22, 2010
Managing Director

VERIFICATION

POWERSHARES EXCHANGE-TRADED FUND TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Exchange-Traded Fund Trust, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg	December 22, 2010
President

VERIFICATION

POWERSHARES EXCHANGE-TRADED FUND TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Exchange-Traded Fund Trust II, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg	December 22, 2010
President

VERIFICATION

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of PowerShares Actively Managed Exchange-Traded Fund Trust, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Schlossberg
Andrew Schlossberg	December 22, 2010
President

VERIFICATION

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Invesco PowerShares Capital Management LLC, that he is Managing Director of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Benjamin Fulton
Benjamin Fulton	December 22, 2010
Managing Director